UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 11, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Novan, Inc.

File Nos. 333-213276 and 001-37880 – CF#37285

Novan, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to the forms listed below.

Based on representations by Novan, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.7	S-1	August 24, 2016	February 28, 2022
10.8	S-1	August 24, 2016	February 28, 2022
10.9	S-1	August 24, 2016	February 28, 2022
10.4	10-Q	November 14, 2016	February 28, 2022
10.21	10-K	March 27, 2018	February 28, 2022
10.23	10-K	March 27, 2018	February 28, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary